EXHIBIT 99.1

Evaxion announces closing of $10.8 million public offering

COPENHAGEN, Denmark, January 31, 2025 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, today announced the closing of a public offering of an aggregate of 3,997,361 of its American Depositary Shares (“ADSs”) and warrants to purchase up to 50% of the ADSs offered at a combined public offering price of $2.71 per ADS with one accompanying warrant for each two ADSs.

MSD Global Health Innovation Fund, a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, who became an Evaxion shareholder in December 2023, participated in this offering along with healthcare-focused investment funds. There was also participation from Evaxion’s Board of Directors and Management.

The warrants have an exercise price of $2.71 per ADS, are exercisable immediately upon issuance and will expire five years following the date of issuance. Each ADS represents fifty ordinary shares of the company.

Lake Street Capital Markets and Jones acted as the exclusive placement agents for the offering. The gross proceeds to the company from the offering were $10.8 million, before deducting the placement agent’s fees and other offering expenses payable by the company. The company intends to use the net proceeds of this offering to advance the company’s preclinical and clinical pipeline, and for continuing operating expenses and working capital.

The securities described above were offered pursuant to a registration statement on Form F-1, as amended (File No. 333-283304), which was declared effective by the Securities and Exchange Commission (“SEC”) on January 29, 2025. The offering was made only by means of a prospectus forming a part of the effective registration statement relating to the offering.

A final prospectus relating to the offering has been filed with the SEC. Electronic copies of the final prospectus may be obtained on the SEC’s website located at http://www.sec.gov and may also be obtained by contacting Lake Street Capital Markets at Attn: Syndicate Department, 920 Second Avenue South, Suite 700, Minneapolis, MN 55402, by calling (612) 326-1305, or by emailing syndicate@lakestreetcm.com or JonesTrading Institutional Services LLC (“Jones”) at Attn: Equity Capital Markets, 325 Hudson Street, 6th Floor, New York, NY 10013, by emailing ecm@jonestrading.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.